Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

July 8, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11552
60/40 Strategic Allocation Port. 3Q ‘24 - Term 10/16/25
75/25 Strategic Allocation Port. 3Q ‘24 - Term 10/16/25
(each, a “Trust”)
CIK No. 2018426 File No. 333-279616

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trusts. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure, “While not a part of each Trust's portfolio selection process, each Trust also invests in dividend-paying securities, and through each Trust's investment in the Funds, each Trust has principal risk exposure to foreign securities (including American Depositary Receipts, Global Depositary Receipts and New York Registry Shares). Each Trust's portfolio may include both actively managed ETFs and ETFs that track an index.” The Staff notes this paragraph should focus on the types of investments the Trust will be exposed to, not the principal risk exposure of these investments. Accordingly, please delete the phrase “principal risk” from the above disclosure.

Response:In accordance with the Staff’s comment, “principal risk” will be removed from the above referenced disclosure.

Risk Factors

2.If investment in distressed debt securities is a principal investment for a Trust, please add relevant risk disclosure.

Response:If, based on a Trust’s final portfolio, a Trust has material exposure to distressed debt securities, appropriate risk disclosure will be added to the prospectus.

3.If the Funds held by a Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:If, based on a Trust’s final portfolio, a Trust has exposure to Funds that invest in subprime residential mortgage loans, appropriate risk disclosure will be added to the prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon